EX 99.15

Filed via EDGAR

July 12, 2011

William J. Kotapish, Esq.

Chief, Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

RE:	Separate Account I of Integrity Life Insurance Company (811-04844)
New registration statement on Form N-4

Dear Mr. Kotapish:

Separate Account I of Integrity Life Insurance Company (“Integrity Separate Account I”) and Integrity Life Insurance Company (collectively with Integrity Separate Account I, “Integrity”) are submitting herewith on Form N-4 a new registration statement under the Securities Act of 1933, as amended (“Securities Act”), which is amendment number 76 to Integrity Separate Account I registration number 811-04844.

Integrity is filing this registration statement in connection with a request for a No-Action Letter sent to the Commission on June 28, 2011.  As explained in its request for a No-Action Letter, Integrity intends to combine its two registered separate accounts, with Integrity Separate Account I being the survivor.  Integrity is therefore seeking to register in its Separate Account I the Pinnacle variable annuity that currently exists in Separate Account II of Integrity Life Insurance Company (“Integrity Separate Account II”) (file numbers 033-51268 and 811-07134).    After the consolidation, all subaccounts that support the Pinnacle variable annuity will remain intact, with the same unit values, and all terms of the Pinnacle contract will remain the same.  Thus, the enclosed registration statement is identical in all respects to the existing registration statement in Integrity Separate Account II, but for the numeric reference to the separate account.

The current Pinnacle variable annuity registration statement was recently reviewed by the staff of the Securities and Exchanges Commission (“SEC”) pursuant to a filing under 485(a) of the Securities Act.  See Post-Effective Amendment No. 33 to file number 033-51268, filed on February 19, 2010.

Integrity’s New York-domiciled subsidiary, National Integrity Life Insurance Company (“National Integrity” and collectively with Integrity, the “Companies”) and Separate Account I of National Integrity Life Insurance Company (“National Integrity Separate Account I”) are also filing a new registration statement on behalf of National Integrity Separate Account I on Form N-4 at the same time for the same reason (amendment number 75 to file number 811-04846).  The National Integrity new registration statement is substantially identical in all material respects to this filing.

Upon the resolution of the comments of the SEC staff on Integrity’s filing, the Companies will make the same changes to the National Integrity filing.  The Companies believe this approach will result in the most efficient use of SEC and registrant resources.

In connection with the foregoing we acknowledge that: (i) the Companies are responsible for the adequacy and accuracy of the disclosure in their registration statements; (ii) the comments of the SEC staff, or changes to disclosures in the registration statements in response to the comments of the SEC staff does not foreclose the SEC from taking any action with respect to the registration statements; and

(iii) the Companies may not assert the comments of the SEC staff as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or comments, please call me at (513) 629-1854 or e-mail me at rhonda.malone@wslife.com.

Sincerely,

/s/ Rhonda S. Malone
Rhonda S. Malone
Counsel – Securities

Copy:     Michael Berenson, Esq. via electronic mail